Schering AG: Signing of a Research and
License Agreement with bioLeads GmbH

Berlin, Germany, September 19, 2001; Schering AG, Germany (FSE: SCH,
NYSE: SHR), announced today the signing of a research and license agreement with bioLeads GmbH, Heidelberg, Germany. The agreement provides for the finding of novel active natural compounds derived from well defined and selected microbial strains for use in pharmaceutical development. bioLeads will provide pre-purified subfractions from microbial strains and perform additional research activities to find compounds. In addition, bioLeads grants to Schering an exclusive licence to use such compounds for the development, production and marketing of drug products.
This collaboration represents an additional important step in Schering's balanced drug discovery approach. Strategically, for lead discovery it complements Schering's established procedures in this area. The access to this diverse compound library provides Schering AG with an opportunity in promising new drug discovery.
Compounds from natural origin have been and will remain an important source for new drug candidates. More specific, it adds another valuable dimension of molecular diversity provided by nature and will take advantage of the longstanding broad expertise of natural product chemistry (e. g. steroid- and prostaglandin-chemistry) existing at Schering. This expertise secures that the results of the co-operation will be incorporated directly into drug development.

bioLeads (www.bioLeads.com) is a growing biotechnology company and has a leading position in the area of active compounds from natural sources. bioLeads offers a full package solution from source to lead including expertise in microbiology, natural compound chemistry, and high-throughput screening, as well as analytic and synthetic modification of active compounds. The companies benefit is the isolation of microorganisms which are rare and difficult to cultivate. With currently 45.000 fungal and bacterial cultures bioLeads owns one of the world's largest and most unique collection of microorganisms. Out of these cultures bioLeads could generate
500.000 test samples and millions of natural compounds.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Berlin, Germany, September 19, 2001
Schering AG
Corporate Communication
For further information please contact:

Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: claudia.schmitt@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de